File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT

TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF

SECTIONS 2(a)(32), 22(c), AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1

THEREUNDER

PRUCO LIFE INSURANCE COMPANY

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

One Corporate Drive

Shelton, Connecticut 06484

Please send all Communications, Notices and Order to:

C. Christopher Sprague, Esq.

Vice President and Corporate Counsel

The Prudential Insurance Company of America

751 Broad Street

Newark, New Jersey 07102-2992

October 28, 2009

Exhibits begin on page 8.

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Pruco Life Insurance Company

Pruco Life Insurance Company of New Jersey

And

Prudential Annuities Distributors, Inc.

One Corporate Drive

Shelton, Connecticut 06484

Investment Company Act of 1940

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF SECTIONS 2(a)(32), 22(c), AND 27(i)(2)(A) OF THE ACT, AND RULE 22c-1 THEREUNDER.

Pruco Life Insurance Company (“Pruco Life”), Pruco Life Insurance Company of New Jersey (“PLNJ”) (collectively, the “Insurance Companies”), Pruco Life Insurance Company Flexible Premium Variable Annuity Account (the “Pruco Life Account”), Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the “Pruco Life of New Jersey Account”), and together with the Pruco Life Account, the “Accounts”), and Prudential Annuities Distributors, Inc. (“PAD”), and any other separate account of the Insurance Companies created in the future that will support Future Contracts (as defined below) (“Future Account”) to support Future Contracts (collectively, “Applicants”) hereby apply for an order of the U.S. Securities and Exchange Commission (the “Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940 as amended (the “Act”), exempting certain proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent set out below.

BACKGROUND

In this application, Applicants seek the exemptions needed to recapture purchase credits granted under the Prudential Premier Retirement Variable Annuity X Series annuity (the “Contract”) to be issued by each of Pruco Life and PLNJ, in the circumstances set forth below. The Contract is a “bonus annuity” described in Form N-4 registration statements that are currently under review by the Commission staff. Those Form N-4 registration statements also describe other annuity classes that do not offer purchase credits and thus are not the subject of the exemptions requested in this application. We incorporate those Pruco Life and PLNJ registration statements herein to the extent necessary.

Pruco Life is a stock life insurance company organized under the laws of the State of Arizona. PLNJ is a stock life insurance company organized under the laws of the State of New Jersey. PLNJ is a wholly-owned subsidiary of Pruco Life, which is itself a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”).

PAD, an affiliate of Prudential, is the principal underwriter of the Contract. PAD is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and is a member of FINRA. PAD has (or will) enter into arrangements with one or more registered broker-dealers, which may be affiliated with PAD, to offer and sell the Contract. PAD also may enter into these arrangements with banks that may be acting as broker-dealers without separate registration under the 1934 Act pursuant to legal and regulatory exceptions. PAD may choose to distribute the Contract directly, although it currently does not do so. PAD may enter into similar arrangements for Future Contracts (i.e., contracts that are substantially similar in all material respects to the Contract).

Pruco Life will be the issuer of the Contract funded through Pruco Life Account and serves as depositor of that Account. PLNJ will be the issuer of the Contract funded through Pruco Life of New Jersey Account and serves as depositor of that Account. Pruco Life and PLNJ may in the future issue Future Contracts through the Accounts, or through Future Accounts for which they would also serve as depositor.

Pruco Life Account is a segregated asset account of Pruco Life, and Pruco Life of New Jersey Account is a segregated asset account of PLNJ. The respective Accounts will fund the variable benefits available under the Contract. The offering of the Contract will be registered under the Securities Act of 1933 (the “1933 Act”). That portion of the assets of Pruco Life Account and Pruco Life of New Jersey Account equal to the reserves and other Contract liabilities with respect to those Accounts are not chargeable with liabilities arising out of any other business of Pruco Life and PLNJ, respectively. Any income, gains or losses, realized or unrealized, from assets allocated to Pruco Life Account or Pruco Life of New Jersey Account are, in accordance with the Contracts, credited to or charged against the Pruco Life Account or Pruco Life of New Jersey Account, as applicable, without regard to other income, gains or losses of Pruco Life or PLNJ. The same will be true of any Future Account.

The Contract is a variable flexible premium deferred annuity contract. As stated, Future Contracts funded by any Account or Future Account will be substantially similar to the Contract in all material respects. Registered representatives of affiliated or unaffiliated broker-dealers with which PAD has entered into selling agreements will sell the Contract. The Contract may be issued on a non-tax qualified basis or in connection with arrangements that qualify for favorable federal income tax treatment under Internal Revenue Code (e.g., IRAs). Certain of the features and benefits under the Contract described below may differ, depending on the State in which the Contract is issued and the broker-dealer through which the Contract is sold.

A Contract may be purchased with a minimum initial payment of $ 10,000. Unless prohibited by applicable state law, the Insurance Companies presently allow additional purchase payments, provided that the payment is at least $100 (a $50 minimum is imposed for electronic fund transfer purchases). The Insurance Companies reserve the right to change these purchase payment minimums. The Insurance Companies reserve the right to refuse any initial or additional purchase payment where the total amount of purchase payments equals $1,000,000 or more with respect to the Contract and any other annuities the annuity owner is purchasing from the Insurance Companies and/or their affiliates. The maximum issue age for a Contract is 80.

The Contract offers variable investment options and a companion market-value adjustment option that will be registered on Form S-3. The Form S-3 has been filed with the Commission, and presently is being reviewed by the Commission staff. The Form S-3 is incorporated into this application by reference to the extent necessary to the exemptions requested herein. Pruco Life will offer one market value adjustment option with three, five, seven, and ten year guarantee periods, and may offer guarantee periods of other durations in the future. Pruco Life also will offer a market value adjustment option to be used in connection with a dollar-cost averaging program in which amounts are transferred systematically over a 6 month or 12 month period. The multi-year market value adjustment option and 6 month/12 month market value adjustment option will be registered on a single Form S-3 registration statement. PLNJ does not intend to offer these market value adjustment options in New York, but may choose to do so at a later date.

Owners of the Contract may allocate their purchase payments among several subaccounts of the Accounts, and each subaccount will invest in shares of a corresponding portfolio (each, a “Portfolio”) of an open-end management investment company registered under the Act (each, a “Fund,” and collectively, the “Funds”). The Funds currently available under the Contract are certain portfolios of Advanced Series Trust and a portfolio of the Franklin Templeton VIP Founding Funds Allocation Fund. At a later date, the Insurance Companies may create additional subaccounts of the Accounts to invest in additional Portfolios, or other such underlying portfolios or other investments as may now or in the future be available. Similarly, subaccounts of the Accounts may be combined or eliminated from time to time. The Insurance Companies reserve the right under the Contract to substitute portfolios, although no exemptions for any substitution are sought in this application.

Contract owners may select one of several optional living benefits. The Contract offers two guaranteed minimum accumulation benefits, called the Guaranteed Return Option Plus II and Highest Daily Guaranteed Return Option II, for which each of Pruco Life and PLNJ imposes a charge equal to 0.60% annually, applied against the account value in the sub-accounts. The Contract also offers guaranteed lifetime withdrawal benefits, under which the benefit participant may, subject to certain limitations, withdraw an “annual income amount” each year for life, irrespective of market-based declines in the Contract’s account value. These guaranteed lifetime withdrawal benefits are: (a) Highest Daily Lifetime 6 Plus, offered for a charge currently equal to 0.85% assessed against the greater of the Contract’s account value or the “protected withdrawal value” under the benefit and (b) Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator, offered for a charge currently equal to 1.20% assessed against the greater of the Contract’s account value or the protected withdrawal value under the benefit and (c) Spousal Highest Daily Lifetime 6 Plus, offered for a charge currently equal to 0.95% assessed against the greater of the Contract’s account value or the protected withdrawal value under the benefit. The Insurance Companies reserve the right to increase the charges for the optional lifetime guaranteed minimum withdrawal benefits in certain circumstances. Certain of these optional living benefits may be modified or not offered, depending on applicable state law.

The minimum death benefit under the Contract is equal to the greater of the following: (a) the sum of all purchase payments made since the issue date of the Contract (excluding any purchase credits) until the date of due proof of death, reduced proportionally by the ratio of the amount of any withdrawal to the account value immediately prior to the withdrawal and (b) the “unadjusted account value” (i.e., the account value without any positive or negative market value adjustment), less the amount of any purchase credits applied during the period beginning 12 months prior to the decedent’s date of death, and ending on the date we receive due proof of death. The charge for the minimum death benefit is subsumed within the basic insurance charge for the Contract, which is equal to [to be filed by amendment%] annually (assessed against the sub-accounts) during the first 9 annuity years and [to be filed by amendment%] annually in later annuity years. The Contract offers two optional death benefits: (a) the Highest Anniversary Value Death Benefit, under which the death benefit generally is equal to the greater of (i) the minimum death benefit described above and (ii) the greatest of the account values attained on each anniversary of the issue date of the Contract up to and including the earlier of the date of death or attainment of a “death benefit target date” and (b) a Combination 5% Roll-Up and Highest Anniversary Value Death Benefit, under which the death benefit generally is equal to the greater of the minimum death benefit described above, the Highest Anniversary Value Death Benefit described above, and purchase payments (including purchase credits) appreciated at an annual effective interest rate currently equal to 5% until the earlier of the date of death or attainment of a “death benefit target date”. As detailed in the registration statements for the Contract, each of the Highest Anniversary Value Death Benefit and the Combination 5% Roll-Up and Highest Anniversary Value Death Benefit is adjusted for purchase payments and withdrawals. Certain of these optional death benefits may be modified or not offered, depending on applicable state law. Pruco Life will impose a charge, assessed against Sub-account net assets, of 0.80% annually for the Combination 5% Roll-Up and HAV Death Benefit (this benefit is not offered by PLNJ in New York), and each Insurance Company will impose a charge, assessed against Sub-account net assets, of 0.40% annually for the Highest Anniversary Value Death Benefit.

Applicants may add other optional living and death benefits to the Contract in the future. In addition to the optional insurance features, the Contract offers several optional administrative features at no additional cost (e.g., auto rebalancing, dollar-cost averaging, and systematic withdrawal programs).

An owner choosing to annuitize under the Contract will have only fixed annuity options available. Those fixed annuity options include annuities offering payments for life, payments based on joint lives, payments for life with a certain period, and fixed payments for a certain period. The latest annuitization date is the first day of the month coinciding with, or immediately following the oldest Contract owner’s or annuitant’s 95th birthday, whichever occurs first. Before being allowed to annuitize, the Contract owner must wait three years from the issue date of the Contract (this period may vary, depending on state law).

The Contract provides for a withdrawal charge equal to a percentage of purchase payments surrendered, which declines according to the following schedule:

“Age” of Purchase Payment being withdrawn	Percentage Applied Against Purchase Payment being Withdrawn

[to be filed by amendment]

Some forms of the Contract may offer lower withdrawal charges than what is indicated above, depending on applicable state law. A “charge-free” amount, generally equal to 10% of all purchase payments currently subject to a contingent deferred sales charge, is exempt from the above charge.

Other charges under the Contract are: (a) a mortality, expense and administrative risk charge at annual rates of [to be filed by amendment] % in Contract years 1-9 and [to be filed by amendment] % in later Contract years; and (b) an annual contract maintenance charge equal to the lesser of [to be filed by amendment] the unadjusted account value; and (c) in those jurisdictions in which premium taxes are assessed, a charge to cover these taxes, deducted either at the time the tax is imposed, upon full surrender of the Contract, or when annuity payments begin; and (d) for each transfer among subaccounts after the twentieth in a single Contract year, a charge of $ 10; and (e) the optional benefits charges discussed above . In addition, the underlying mutual funds each impose investment management fees and charges for other expenses.

Each time an Insurance Company receives a purchase payment under the Contract, it will allocate to the contract value a purchase credit equal to a percentage of each purchase payment received (hereinafter, a “Credit”). With respect to purchase payments (of any amount) received during Contract years [to be filed by amendment] through [to be filed by amendment], the Credit percentage will equal [to be filed by amendment] %, so long as the oldest owner of the Contract (or the Annuitant, if entity-owned) is younger than [to be filed by amendment] at the time the purchase payment is made. If the oldest owner (or Annuitant, if entity-owned) of the Contract is aged [to be filed by amendment] at the time the purchase payment (of any amount) is made, the Credit percentage will equal [to be filed by amendment] % during Contract years [to be filed by amendment]. With respect to purchase payments received after the [to be filed by amendment] Contract year, regardless of the Owner’s/Annuitant’s age, the Credit percentage will be [to be filed by amendment] %.

Each Insurance Company may offer a special class of the Contract (the “Employee/Agent Contract”) that is identical in all material respects to the Contract itself, except that: (a) the Employee/Agent Contract will be offered only to the following class of purchasers: (a) current or retired officers, directors, trustees, and employees (and their immediate families, where “immediate family” includes the spouse, children, mother and father of the owner) of Prudential Financial, Inc. and its affiliates and (b) current employees and registered representatives (and their immediate families) of any broker-dealer firm that has a selling agreement with PAD (b) the Credit under the Employee/Agent Contract will be different and (c) a lower (or no) commission will be paid with respect to the Employee/Agent Contract. With respect to purchase payments (of any amount) received during years [to be filed by amendment] of the Employee/Agent Contract, the Credit percentage will equal [to be filed by amendment] %, so long as the oldest owner of the Employee/Agent Contract is younger than [to be filed by amendment] at the time the purchase payment is made. If the oldest owner of the Employee/Agent Contract is aged [to be filed by amendment] at the time the purchase payment (of any amount) is made, the Credit percentage will equal [to be filed by amendment] % during years [to be filed by amendment] of the Employee/Agent Contract. With respect to purchase payments received after the [to be filed by amendment] year of the Employee/Agent Contract, regardless of the owner’s age, the Credit percentage will be [to be filed by amendment] %.

With respect to both the Contract and the Employee/Agent Contract, the Credit will be allocated among the variable investment options in the same percentages as the purchase payment to which it relates. Except where indicated specifically, references in this application to the “Contract” are intended to include both the Contract and the Employee/Agent Contract, and references to “Credits” are intended to include both Credits granted under the Contract and Credits granted under the Employee/Agent Contract.

Each Insurance Company will fund Credits from its general account assets. To the extent allowed by applicable state law, each Insurance Company will recapture Credits under the following circumstances: (a) if the Contract is canceled under the “free look” provision; (b) with respect to Credits granted within the period beginning 12 months prior to the owner’s date of death and ending on the date of due proof of death and (c) with respect to Credits granted within 12 months prior to the exercise of the medically-related surrender provision of the Contract.

The Contract may be continued by a person who survives the death of his/her spouse. Neither Insurance Company will recapture any Credits on the date that the surviving spouse continues the Contract. However, with respect to the minimum death benefit or any optional death benefit payable upon the death of the surviving spouse, each Insurance Company reserves the right to recapture Credits applied during the period beginning 12 months prior to such spouse’s date of death and ending on the date due proof of death of such spouse is received.

Applicants seek exemptions pursuant to Section 6(c) from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder to the extent necessary to permit an Insurance Company to recapture Credits in the instances set forth above. Applicants request that the order sought herein apply to any Future Account that supports Future Contracts. Applicants also request that the order extend to any FINRA member broker-dealer controlling, controlled by, or under common control with Pruco Life and/or PLNJ, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contract offered through the Account or any Future Account.

Applicants’ Legal Analysis

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 27(i) of the Act provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, or to the sponsoring insurance company and principal underwriter of such account, except as provided in paragraph (2) of the subsection. Paragraph (2) provides that it will be unlawful for any registered separate account funding variable insurance contracts or a sponsoring insurance company of such account to sell a contract funded by the registered separate account unless such contract is a “redeemable security.” Section 2(a)(32) under the Act defines “redeemable security” as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof. Rule 22c-1 under the Act prohibits a registered investment company issuing any redeemable security, a person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and a principal underwriter of, or dealer in, such security, from selling, redeeming, or repurchasing any such security, except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security or of an order to purchase or sell such security.

Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an order to the extent necessary to permit the recapture of Credits under the circumstances described above. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants submit that the recapture of the Credits will not raise concerns under Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder. The Credits will be recaptured only in the following instances: (a) if the Contract is canceled under the “free look” provision; (b) with respect to Credits granted within the period beginning 12 months prior to the owner’s date of death and ending on the date of due proof of death and (c) with respect to Credits granted within 12 months prior to the exercise of the medically-related surrender provision of the Contract and (d) in the case of a spousally-continued Contract, each Insurance Company reserves the right to recapture Credits applied during the period beginning 12 months prior to such spouse’s date of death and ending on the date due proof of death of such spouse is received.

The amounts recaptured equal the Credit provided by each Insurance Company from its own general account assets. When an Insurance Company recaptures the Credit, it is merely retrieving its own assets, and the owner has not been deprived of a proportionate share of the Account’s assets, because his or her interest in the Credit amount has not vested. With respect to a Credit recaptured upon the exercise of the free-look privilege, it would be unfair to allow an owner exercising that privilege to retain the Credit under a Contract that has been returned for a refund after a period of only a few days. If an Insurance Company could not recapture the Credit during the free look period, individuals could purchase a Contract with no intention of retaining it, and simply return it for a quick profit. Applicants also note that the Contract owner is entitled to retain any investment gain attributable to the Credit, even if the Credit is ultimately recaptured. Furthermore, the recapture of the Credit if death or a medically-related surrender occurs within 12 months after receipt of a Credit is designed to provide the Insurance Company with a measure of protection against “anti-selection.” The risk here is that an owner, with full knowledge of impending death or serious illness, will make very large payments and thereby leave the Insurance Company less time to recover the cost of the Credit, to the Insurance Company’s financial detriment.

Applicants submit that the provisions for recapture of the Credit does not, and any such Future Contract provisions will not, violate Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, and that the relief requested is consistent with the exemptive relief provided under Commission precedent. See, e.g., ING USA Annuity and Life Insurance Company et al., Investment Company Act Release Nos. 28646 (March 13, 2009) (notice of application) and 28687 (April 3, 2009) (order); Minnesota Life Insurance Company et al., Investment Company Act Release Nos. 27960 (August 30, 2007) (notice of application) and 27979 (September 25, 2007) (order); Merrill Lynch Life Insurance Group, Investment Company Act Release Nos. 26712 (December 21, 2004) (notice of application) and 26726 (January 21, 2005)(order).

The recapture of a Credit could be viewed as involving the redemption of redeemable securities for a price other than one based on the current net asset value of an Account. The recapture of the Credit does not involve either of the evils that Rule 22c-1 was intended to address, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or redemption or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices. Applicants assert that the proposed recapture of the Credit does not pose a threat of dilution. To effect a recapture of a Credit, interests in an owner’s account will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Credit that the Insurance Company paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Credit, the amount of that gain will be determined on the basis of current net asset value. Therefore, no dilution will occur upon the recapture of a Credit. Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Credit.

Applicants submit that their request for an order that applies to any Account or any Future Account established by Pruco Life or PLNJ in connection with the issuance of the Contract and Future Contracts, and underwritten or distributed by PAD or other broker-dealers, is appropriate in the public interest. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants’ resources. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in this application. Having Applicants file additional applications would impair Applicants’ ability effectively to take advantage of business opportunities as they arise. Applicants undertake that Future Contracts funded by Accounts or by Future Accounts that seek to rely on the order issued pursuant to the application will be substantially similar to the Contracts in all material respects.

Under the current charter and by-laws of each of Pruco Life and PLNJ, the business and affairs of each Insurance Company’s separate accounts are conducted by the insurer. In accordance with such charter and by-laws, each Insurance Company authorized its proper officers to sign and file an application, including any amendments thereto, for an order under Section 6(c) permitting the recapture of the Credits under the circumstances described herein. Similarly, with respect to PAD, resolutions adopting the bylaws authorize any and all actions that proper officers may deem necessary, as well as making, executing and delivering all instruments in the name of and on behalf of PAD.

Conclusion

Applicants submit that their request for an order meets the standards set out in Section 6(c) of the Act and that an order should, therefore, be granted.

Exhibit A-1

VERIFICATION

State of                     )

City of                     )

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated as of October     , 2009 for and on behalf of Pruco Life Insurance Company (“Pruco Life”) (acting both for itself and as depositor of the Pruco Life Insurance Company Flexible Premium Variable Annuity Account and any other separate account currently existing or to be established by Pruco Life), that he is a Vice President of Pruco Life, and that, as contemplated by the Pruco Life By-Laws, all action by Pruco Life necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Daniel Kane
Vice President

Subscribed and sworn to

Before me this     day of

October, 2009.

Notary Public

Exhibit A-2

VERIFICATION

State of                     )

City of                     )

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated as of October     , 2009 for and on behalf of Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”) (acting both for itself and as depositor of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account and any other separate account currently existing or to be established by Pruco Life of New Jersey), that he is a Vice President of Pruco Life of New Jersey, and that, as contemplated by the Pruco Life of New Jersey By-Laws, all action by Pruco Life of New Jersey necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Daniel Kane
Vice President

Subscribed and sworn to

Before me this     day of

October, 2009.

Notary Public

Exhibit A-3

VERIFICATION

State of                     )

City of                     )

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application, dated as of October     , 2009 for and on behalf of Prudential Annuities Distributors, Inc. (“PAD”), that he is the President of PAD, and that, as contemplated by the PAD By-Laws, all action by PAD necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

George Gannon
President

Subscribed and sworn to

Before me this     day of

October, 2009.

Notary Public